SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35541; File No. 812-15749

Aether Infrastructure & Natural Resources Fund, et al.

April 17, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities. The requested order includes streamlined terms and conditions as compared to past comparable orders.

Applicants: Aether Infrastructure & Natural Resources Fund, Aether Investment Partners, LLC, Aether Real Assets II, L.P., Aether Real Assets III, L.P., Aether Real Assets III Surplus, L.P., Aether Real Assets IV, L.P., Aether Real Assets V, L.P., Aether Real Assets Co-Investment I, L.P., Aether Real Assets Seed Partners I, L.P., and Aether Real Assets SONJ Fund, L.P.

Filing Dates: The application was filed on April 9, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should

be received by the Commission by 5:30 p.m. on May 12, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP, Joshua.deringer@faegredrinker.com; Kellilyn Greco, Esq., Faegre Drinker Biddle & Reath LLP, kellilyn.greco@faegredrinker.com; and Sean Goodrich, Aether Investment Partners, LLC, 1900 Sixteenth Street, Suite 825, Denver, CO 80202.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, Kieran G. Brown, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated April 9, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's Office of Investor Education and Advocacy at (202) 551– 8090.

   For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.